Exhibit 12

DARDEN RESTAURANTS, INC.

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

(Dollar amounts in millions)

(Unaudited)

	Quarter Ended		Nine Months Ended
	February 28, 2010	February 22, 2009	February 28, 2010	February 22, 2009

Consolidated earnings from continuing operations before income taxes	$175.4	$148.5	$386.4	$345.4
Plus fixed charges:
Gross interest expense(1)	22.5	28.5	73.8	87.7
40% of restaurant and equipment minimum rent expense	11.3	10.8	33.2	31.8

Total fixed charges	33.8	39.3	107.0	119.5
Less capitalized interest	(1.2)	(2.6)	(3.8)	(6.5)

Consolidated earnings from continuing operations before income taxes available to cover fixed charges	$208.0	$185.2	$489.6	$458.4

Ratio of consolidated earnings from continuing operations to fixed charges	6.2	4.7	4.6	3.8

(1)	Gross interest expense includes interest recognized in connection with our unrecognized income tax benefits.